EXHIBIT 23.6

Consent of Independent Valuator

During the fourth quarter of 2008, the undersigned prepared appraisals of real estate underlying certain restaurants located in two southern New England markets of Tim Hortons Inc. (“Tim Hortons”), as indicated in Note 4 of the Notes to Consolidated Financial Statements of Tim Hortons and its subsidiaries contained in Tim Hortons’s annual report of Form 10-K for the year ended December 28, 2008 (the “Form 10-K”). The undersigned hereby consents to the naming of the undersigned as an expert in this registration statement on Form S-4 (Registration No. 333-160286), as it may hereafter be amended (this “Registration Statement”), by way of incorporation by reference in this Registration Statement of the Form 10-K. The undersigned also consents to the filing of this consent as an exhibit to the Registration Statement.

Joseph J. Blake and Associates Inc.

By:	/s/ Kevin T. Quinn
Name:	Kevin T. Quinn
Title:	Principal

Date: July 23, 2009